For Immediate Release

WNS announces multi-year $1 billion BPO contract with Aviva

Leading BPO provider acquires Aviva Global Services to add scale and bolster offerings in target industries

NEW YORK, SINGAPORE and MUMBAI, July 10, 2008 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced it has entered into a transaction with Aviva, the world’s fifth largest insurance group with $95 billion revenue in 20071. This transaction is comprised of a Share Sale and Purchase Agreement, backed by a Master Services Agreement, to acquire Aviva’s offshore operations which run a number of its critical business processes.

Pursuant to the Share Sale and Purchase Agreement with Aviva, WNS today acquired all of the shares of Aviva Global Services (“AGS”), its business process offshoring company. Since 2004, WNS has provided BPO services to Aviva pursuant to build-operate-transfer (BOT) contracts from facilities in Pune, India and Colombo, Sri Lanka. With this acquisition, WNS will take over AGS’ operations comprising over 5800 seats as follows:

•	Assume control of AGS’s captive operations in Bangalore, India; and Colombo, Sri Lanka. The WNS-managed Colombo facility was transferred to AGS in July 2007

•	Transfer AGS’s Pune and Chennai operations, which are currently run by other providers, within 30 days. AGS has issued transfer notices to these third party providers.

The WNS-managed facility in Pune will remain with WNS.

Under the Master Services Agreement, which is of eight years and four months’ duration, WNS will be the long-term strategic BPO services provider to Aviva’s UK, and Canadian businesses. Other providers will be capped on numbers and duration as per existing contracts. As part of the MSA, WNS also benefits from a recently signed AGS contract for approximately 580 employees with Aviva’s Irish subsidiary, Hibernian. Based on the anticipated service requirements of these businesses, as provided by Aviva, WNS estimates that the Master Services Agreement could generate approximately $1 billion in revenues over the life of the contract.

The total purchase consideration paid to Aviva for the transaction is approximately £115 million ($228 million2), subject to adjustments for cash and debt. WNS funded the transaction through a combination of cash and a bank loan facility of approximately $200 million.

“With this acquisition, WNS solidifies its position as a premier offshore BPO provider,” said Neeraj Bhargava, CEO, WNS Global Services. “Aside from a large BPO contract, this significantly accretive acquisition promotes our strategy of expanding market share in target industries, greatly extends our scale, and bolsters our service offerings — not just in the insurance industry, but across all our businesses. Aviva will be an active partner during the transition period, and we are confident that our integration plans will result in a smooth transition. We also see significant potential to grow our business with Aviva, not only outside the UK, Canada and Ireland, which AGS serves today, but also in new high growth areas such as analytics.”

Under the terms of the contract, WNS will provide a comprehensive spectrum of life and general insurance processing functions to Aviva including policy administration and settlement along with finance and accounting, customer care and other support services.

“During the selection process, we evaluated some of the best BPO providers in the global marketplace and selected WNS based on their proven operational performance and alignment of both culture and values. This contract allows Aviva to continue our working relationship with a provider that truly understands the insurance industry and has a tireless commitment to process excellence and customer care, making WNS our partner of choice,” said Cathryn Riley, Chief Operating Officer of Norwich Union Life, and Chairman, Aviva Global Services, both business divisions of Aviva.

Continuing, Ms. Riley added: “We are proud of the significant delivery capability that we have built offshore and we remain firmly committed to offshoring. By transferring our captive and third-party operations to WNS, Aviva benefits from WNS’ ability to bring us new perspectives and continue our focus on customer service excellence. Having worked with WNS since 2004, we expect a smooth transition period and look forward to a successful, long-term partnership.”

Alok Misra, CFO, WNS Global Services, said: “This acquisition adds immediate value to our shareholders as it is accretive on both net income margin and EPS (excluding amortization of intangible assets, share-based compensation and related fringe benefit taxes). It gives us significant scale and an industry leadership position to pursue growth-oriented opportunities. With the continued expansion of WNS’s business and the addition and anticipated rapid integration of this acquisition, we expect to reach an annualized run rate of close to $500 million in revenue less repair payments and $60 million in net income (excluding amortization of intangible assets, share-based compensation and related fringe benefit taxes), by the first quarter of fiscal 2010. Notably, we are very pleased with the terms of our financing arrangement. Our ability to raise capital in this environment — at what we believe are attractive terms — speaks volumes about our credentials and the prospects of this deal.”

With the acquisition and associated contract, WNS’ revenues and resources will increase significantly, positioning the company to compete even more aggressively in the global outsourcing marketplace. WNS’ estimate of expected revenues over the term of the contract is based on initial billable headcount of approximately 4,200 and growth expectations such as the Hibernian ramp-up over the course of the contract, and not the minimum headcount guarantee of 3,000 billable employees under the contract.

Following the agreement, WNS has provided revised guidance for the fiscal year ending March 31, 2009:

•	Revenue less repair payments for fiscal 2009 is expected to be between $425 million and $435 million, up from the company’s previous guidance of $373 million to $378 million.

•	Net income (excluding amortization of intangible assets, share-based compensation and related fringe benefit taxes,) for fiscal 2009 is expected to be between $46 million and $49 million, up from the company’s previous guidance of $44 million to $46 million.

WNS will host a conference call at 1:00pm EDT, July 10, 2008, to discuss the acquisition. To participate, callers can dial 800-295-3991 from within the U.S. or +1-617-614-3924 from any other country. The participant passcode is 1352836.

A replay will be available beginning two hours after the end of the call via phone for one week. To listen to the replay, callers can dial 888-286-8010 from within the U.S. or +1-617-801-6888 from any other country. The replay passcode is 16975626. A replay will also be available online at www.wnsgs.com for three months.

About WNS

WNS is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wnsgs.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the acquisition of AGS; Aviva’s BPO service requirements and estimated revenue expected to be generated under the Master Services Agreement; the expected billable headcount need of approximately 4,200 staff and growth expectations over the course of the contract with Aviva; the expected impact the transaction may have on our revenues, revenue growth, strategy of expanding market share, and expansion of our service offerings for the insurance industry; the expected accretive impact of the acquisition; our integration plan for the acquisition; our market position as an offshore BPO provider for the insurance industry; expected annualized revenue run rate, and our guidance for fiscal year ending March 31, 2009. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and IT sectors world-wide; our ability to successfully consummate strategic acquisitions, as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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CONTACT:
Investors:
Jay Venkateswaran; Senior VP — Investor Relations
Alan Katz; VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

India:
Ameya Sirur
Gutenberg Communications
+91 9987588991
ameya@gutenbergpr.com

UK:
Shalini Siromani
Gutenberg Communications
+44 203 008 5231
shalini@gutenbergpr.com
Media:
U.S.:
Aquin Dennison
Gutenberg Communications
+1 646 763 8853
aquin@gutenbergpr.com

[1]	According to Aviva’s published results for fiscal year ended December 31, 2007

[2]	At exchange rate of £1.00 to $1.98